SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1000 LOUISIANA, SUITE 6800 HOUSTON, TEXAS 77002-5026 _____ TEL: (713) 655-5100 FAX: (713) 655-5200 www.skadden.com November 17, 2020 VIA EDGAR TRANSMISSION AND HAND DELIVERY

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Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms.	Karina Dorin

    Ms. Loan Lauren Nguyen

Re:	Devon Energy Corporation Registration Statement on Form S-4 Filed November 5, 2020 File No. 333-249859

Dear Ms. Dorin and Ms. Nguyen:

On behalf of our client, Devon Energy Corporation, a Delaware corporation (the “Company”), we are providing its response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received from the Staff by letter dated November 16, 2020 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 (File No. 333-249859) (the “Registration Statement”).

This letter is being filed electronically via the EDGAR system today. As discussed with the Staff on November 16, 2020, we are only including the changes that we intend to make to the Registration Statement in response to the Comment Letter when we file an amendment to the Registration Statement. We hereby confirm that an amendment to the Registration Statement will not be filed until the comments the Company received from the Staff by letter dated November 16, 2020 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 are resolved.

The text of the Staff’s comment has been incorporated into this response letter for convenience. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

* * * * *

Ms. Karina Dorin

Securities and Exchange Commission

November 17, 2020

The Merger

Recommendation of the WPX Board and its Reasons for the Merger, page 73

1.

Disclosure in this section states that the WPX Board considered the implementation of a “Fixed Plus Variable” dividend strategy in recommending that WPX stockholders vote for the Merger Proposal. We also note Devon Energy’s Form 10-Q for the quarterly period ended September 30, 2020 states that upon closing of the Merger it intends to implement a fixed plus variable dividend strategy, with variable dividends up to 50% of excess quarterly free cash, subject to certain criteria. Please expand your disclosure to discuss the criteria for the payment of the variable dividend and clarify how you expect the combined company to compute “excess free cash flow” in determining such variable dividend.

Response: The Company respectfully advises the Staff that the Company will include the following expanded disclosure in response to the Staff’s comment in its amendment to the Registration Statement on page 103 in the section titled “The Merger—Dividend Policy”:

Following the closing of the merger, Devon expects to pursue a “fixed plus variable” dividend strategy. Under this strategy, Devon plans to pay, on a quarterly basis, a fixed dividend amount and, potentially, a variable dividend amount, if any, to its stockholders. The declaration and payment of any future dividend, whether fixed or variable, will remain at the full discretion of the Devon Board and will depend on Devon’s financial results, cash requirements, future prospects, COVID-19 impacts and other factors deemed relevant by the Devon Board. In determining the amount of the quarterly fixed dividend, the Devon Board expects to consider a number of factors, including Devon’s financial condition, the commodity price environment and a general target of paying out approximately 10% of operating cash flow through the fixed dividend. Any variable dividend amount will be determined by the Devon Board on a quarterly basis and will equal up to 50% of “excess free cash flow,” which Devon defines as operating cash flow less (i) capital expenditures and (ii) the fixed quarterly dividend amount. The Devon Board will consider a number of factors in determining if a variable dividend payment will be made. Devon expects that the most critical factors will consist of Devon’s financial condition, including its cash balances and leverage metrics, as well as the commodity price outlook. For additional information regarding risks associated with Devon’s dividends, please see “Risk Factors—Risks Relating to Devon and WPX—Declaration, payment and amounts of dividends, if any, distributed to stockholders of Devon will be uncertain.”

We also intend to add a cross reference to the foregoing disclosure in the section titled “ The Merger—Recommendation of the WPX Board and its Reasons for the Merger.”

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions regarding this filing, please contact Frank Bayouth at (713) 655-5115; Eric Otness at (713) 655-5135; or Jenna Godfrey at (202) 371-7567.

Sincerely,

/s/ Eric Otness
Eric Otness
Skadden, Arps, Slate, Meagher & Flom LLP